November 27, 2024

JPMorgan Chase Bank, National Association
Structured Investments

Certificates of Deposit Linked to the EURO STOXX 50® Index due June 25, 2029

•	The certificates of deposit (“CDs”) are designed for investors who seek exposure to any appreciation of the EURO STOXX 50® Index, which we refer to as the Index, over the term of the CDs.
•	Investors should be willing to forgo interest and dividend payments, while seeking full repayment of principal at maturity.
•	The CDs are issued by JPMorgan Chase Bank, National Association (“JPMorgan Chase Bank”). The CDs are insured only within the limits and to the extent described in this term sheet and in the accompanying disclosure statement. See “Selected Risk Considerations — Limitations on FDIC Insurance” in this term sheet. Any payment on the CDs in excess of FDIC insurance limits is subject to the credit risk of JPMorgan Chase Bank.
•	Investing in the CDs is not equivalent to investing in a conventional CD or directly in the Index or any of the securities underlying the Index.
•	Minimum denominations of $1,000 and integral multiples thereof
•	The CDs are expected to price on or about December 20, 2024 and are expected to settle on or about December 26, 2024.
•	CUSIP: 46655W6N5
•	JPMorgan Chase & Co., our parent company, and/or its affiliates have previously agreed to make an unconditional and irrevocable donation to Blue Star Families, Inc. (“Blue Star”), a nonprofit organization, to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. This donation is not contingent on the sale of the CDs and will not impact the final terms of the CDs. We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the CDs. Some of these projected profits, if any, may be used to offset a portion of the donation. See “Supplemental Donation Information” in this term sheet.
•	The issuance of the CDs and the related use of proceeds are not intended to comply with the Social Bond Principles, June 2023. See “Supplemental Donation Information” in this term sheet.

Investing in the CDs involves a number of risks. See “Risk Factors” beginning on page 7 of the accompanying disclosure statement, “Risk Factors” beginning on page US-1 of the accompanying underlying supplement and “Selected Risk Considerations” beginning on page TS-3 of this term sheet.

Issue Price: $1,000 per $1,000 CD

Fees and Discounts: All sales of the CDs will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. In addition, J.P. Morgan Securities LLC, which we refer to as JPMS, may pay a structuring fee of $8.00 per $1,000 CD with respect to some or all of the CDs to other affiliated or unaffiliated dealers.

If the CDs priced today, the estimated value of the CDs as determined by JPMS would be approximately $982.00 per $1,000 CD. JPMS’s estimated value of the CDs, when the terms of the CDs are set, will be provided by JPMS in the disclosure supplement and will not be less than $960.00 per $1,000 CD. See “JPMS’s Estimated Value of the CDs” in this term sheet for additional information.

Our affiliate, JPMS, certain of its affiliates and other broker-dealers may use this term sheet and the accompanying disclosure statement and underlying supplement in connection with offers and sales of the CDs after the date hereof.

Term sheet to the disclosure statement dated July 7, 2023 and the underlying supplement no. CD-5-I dated August 3, 2012

Key Terms

Index: The EURO STOXX 50® Index (Bloomberg ticker: SX5E)

Participation Rate: At least 160.00% (to be provided in the disclosure supplement)

Pricing Date: On or about December 20, 2024

Original Issue Date (Settlement Date): On or about December 26, 2024

Observation Date*: June 20, 2029

Maturity Date*: June 25, 2029

* Subject to postponement in the event of a market disruption event and as described under “General Terms of the CDs — Postponement of a Determination Date — CDs Linked to a Single Underlying — CDs Linked to a Single Underlying (Other Than a Commodity Index)” and “General Terms of the CDs — Postponement of a Payment Date” in the accompanying disclosure statement

Payment at Maturity:

At maturity, you will receive a cash payment, for each $1,000 CD, of $1,000 plus the Additional Amount, which may be zero.

You will receive no other interest or dividend payments during the term of the CDs. The repayment of your full principal amount applies only at maturity, subject to the credit risk of JPMorgan Chase Bank and applicable FDIC limits.

Additional Amount†: The Additional Amount payable at maturity per $1,000 CD will equal:

$1,000 × the Index Return × the Participation Rate,

provided that the Additional Amount will not be less than zero.

Index Return:

(Final Value – Initial Value)
Initial Value

Initial Value: The closing level of the Index on the Pricing Date

Final Value: The closing level of the Index on the Observation Date

Early Withdrawals: At par upon death or adjudication of incompetence of a beneficial holder of the CDs. For information about early withdrawals and the limitations on such early withdrawals, see “General Terms of the CDs — Additions and Withdrawals” in the accompanying disclosure statement.

† Subject to the impact of a change-in-law event as described under “General Terms of the CDs — Consequences of a Change-in-Law Event” in the accompanying disclosure statement. In the event of a change-in-law event, we have the right, but not the obligation, to cause the CD calculation agent to determine on the change-in-law date, as defined in the accompanying disclosure statement, the value of the Additional Amount payable at maturity. Under these circumstances, the value of the Additional Amount payable at maturity will be determined prior to, and without regard to the closing level of the Index on, the Observation Date.

TS-1 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

Hypothetical Payout Profile

The following table and graph illustrate the hypothetical payment at maturity on the CDs linked to a hypothetical Index. The hypothetical payments set forth below assume the following:

•	an Initial Value of 100.00; and
•	a Participation Rate of 160.00%.

The hypothetical Initial Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Value. The actual Initial Value will be the closing level of the Index on the Pricing Date and will be provided in the disclosure supplement. For historical data regarding the actual closing levels of the Index, please see the historical information set forth under “Historical Information” in this term sheet.

Each hypothetical payment at maturity set forth below is for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the CDs. The numbers appearing in the following table and graph have been rounded for ease of analysis.

Final Value	Index Return	Additional Amount	Payment at Maturity	Annual Percentage Yield (APY)
165.00	65.00%	$1,040.00	$2,040.00	17.17%
150.00	50.00%	$800.00	$1,800.00	13.96%
140.00	40.00%	$640.00	$1,640.00	11.62%
130.00	30.00%	$480.00	$1,480.00	9.11%
120.00	20.00%	$320.00	$1,320.00	6.37%
115.00	15.00%	$240.00	$1,240.00	4.90%
110.00	10.00%	$160.00	$1,160.00	3.35%
105.00	5.00%	$80.00	$1,080.00	1.73%
100.00	0.00%	$0.00	$1,000.00	0.00%
95.00	-5.00%	$0.00	$1,000.00	0.00%
90.00	-10.00%	$0.00	$1,000.00	0.00%
85.00	-15.00%	$0.00	$1,000.00	0.00%
80.00	-20.00%	$0.00	$1,000.00	0.00%
70.00	-30.00%	$0.00	$1,000.00	0.00%
60.00	-40.00%	$0.00	$1,000.00	0.00%
50.00	-50.00%	$0.00	$1,000.00	0.00%
40.00	-60.00%	$0.00	$1,000.00	0.00%
30.00	-70.00%	$0.00	$1,000.00	0.00%
20.00	-80.00%	$0.00	$1,000.00	0.00%
10.00	-90.00%	$0.00	$1,000.00	0.00%
0.00	-100.00%	$0.00	$1,000.00	0.00%

TS-2 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

The following graph demonstrates the hypothetical payments at maturity on the CDs for a range of Index Returns. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of $1,000 per $1,000 CD.

How the CDs Work

Upside Scenario:

If the Final Value is greater than the Initial Value, investors will receive at maturity the $1,000 principal amount plus the Additional Amount, which is equal to $1,000 times the Index Return times the Participation Rate of at least 160.00%, for each $1,000 CD.

•	Assuming a hypothetical Participation Rate of 160.00%, if the closing level of the Index increases 5.00%, investors will receive at maturity a return equal to 8.00% (APY: 1.73%), or $1,080.00 per $1,000 CD.

Par Scenario:

If the Final Value is equal to or less than the Initial Value, the Additional Amount will be zero and investors will receive at maturity only the principal amount of their CDs.

The hypothetical returns and hypothetical payments on the CDs shown above apply only if you hold the CDs for their entire term. These hypotheticals do not reflect the fees or expenses that would be associated with any sale in the secondary market. If these fees and expenses were included, the hypothetical returns and hypothetical payments shown above would likely be lower.

Selected Risk Considerations

An investment in the CDs involves significant risks. These risks are explained in more detail in the “Risk Factors” sections of the accompanying disclosure statement and underlying supplement.

•	THE CDs MAY NOT PAY MORE THAN THE PRINCIPAL AMOUNT AT MATURITY —

If the Final Value is less than or equal to the Initial Value, you will receive only the principal amount of your CDs at maturity, and you will not be compensated for any loss in value due to inflation and other factors relating to the value of money over time.

•	CREDIT RISK OF JPMORGAN CHASE BANK —

A depositor purchasing a principal amount of CDs in excess of FDIC insurance limits, when aggregated with all other deposits held by the depositor in the same right and capacity at JPMorgan Chase Bank, will be subject to the credit risk of JPMorgan Chase Bank. Investors are dependent on JPMorgan Chase Bank’s ability to pay any amounts due on the CDs in excess of FDIC insurance limits. Any actual or potential change in the creditworthiness, credit ratings or credit spreads related to us or our affiliates, as determined by the market for taking that credit risk, is likely to adversely affect the value of the CDs.

TS-3 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

•	POTENTIAL CONFLICTS —

We and our affiliates play a variety of roles in connection with the CDs.  In performing these duties, our economic interests are potentially adverse to your interests as an investor in the CDs.  It is possible that hedging or trading activities of ours or our affiliates in connection with the CDs could result in substantial returns for us or our affiliates while the value of the CDs declines.  Please refer to “Risk Factors — Risks Relating to Conflicts of Interest” in the accompanying disclosure statement.

•	NON-U.S. SECURITIES RISK —

The equity securities included in the Index have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in the home countries of the issuers of those non-U.S. equity securities. Also, there is generally less publicly available information about companies in some of these jurisdictions than there is about U.S. companies that are subject to the reporting requirements of the SEC.

•	NO DIRECT EXPOSURE TO FLUCTUATIONS IN FOREIGN EXCHANGE RATES —

The value of your CDs will not be adjusted for exchange rate fluctuations between the U.S. dollar and the currencies in which the equity securities included in the Index trade, although any currency fluctuations could affect the performance of the Index.

•	THE CDs DO NOT PAY INTEREST.
•	WE MAY DETERMINE THE ADDITIONAL AMOUNT FOR YOUR CDs EARLY IF A CHANGE-IN-LAW EVENT OCCURS —

If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the CDs due to a change-in-law event, we may, in our sole and absolute discretion, cause the CD calculation agent to determine the Additional Amount for your CDs early based on the CD calculation agent’s good faith determination of the option value for your CDs (i.e., the price of the embedded option representing the Additional Amount payable on the CDs at maturity) on the date on which the CD calculation agent determines that a change-in-law event has occurred, which may be significantly earlier than the Observation Date. Under these circumstances, the amount due and payable on your CDs will be due and payable only at maturity, and that amount will not reflect any appreciation of the Index after such early determination. See “General Terms of the CDs — Consequences of a Change-in-Law Event” in the accompanying disclosure statement for more information.

•	YOU WILL NOT RECEIVE DIVIDENDS ON THE SECURITIES INCLUDED IN THE INDEX OR HAVE ANY RIGHTS WITH RESPECT TO THOSE SECURITIES.
•	LACK OF LIQUIDITY —

The CDs will not be listed on an organized securities exchange. JPMS and its affiliates may offer to purchase the CDs upon terms and conditions acceptable to them, but are not required to do so. You may not be able to sell your CDs. The CDs are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your CDs to maturity. For more information, see “General Terms of the CDs — Additions and Withdrawals” and “Discounts and Secondary Market” in the accompanying disclosure statement.

•	LIMITATIONS ON FDIC INSURANCE —

As a general matter, a holder who purchases a principal amount of CDs, together with other deposits that it maintains at JPMorgan Chase Bank in the same ownership capacity, that is greater than the applicable limits set by federal law and regulation will not be insured by the FDIC for the principal amount exceeding such limit. In addition, under FDIC interpretations, the return on the CDs, which is reflected in the form of the Additional Amount, is not insured by the FDIC until the Observation Date or, if applicable in the case of a change-in-law event, such earlier date upon which the return payable at maturity is determined. Any amounts due on the CDs in excess of the applicable FDIC insurance limits will be subject to the credit risk of JPMorgan Chase Bank. For more information, see “Deposit Insurance” in the accompanying disclosure statement.

•	THE FINAL TERMS AND VALUATION OF THE CDs WILL BE PROVIDED IN THE DISCLOSURE SUPPLEMENT —

You should consider your potential investment in the CDs based on the minimums for JPMS’s estimated value and the Participation Rate.

•	JPMS’S ESTIMATED VALUE OF THE CDs WILL BE LOWER THAN THE ORIGINAL ISSUE PRICE (PRICE TO PUBLIC) OF THE CDs —

JPMS’s estimated value is only an estimate determined by reference to several factors. The original issue price of the CDs will exceed JPMS’s estimated value because costs associated with structuring and hedging the CDs are included in the original issue price of the CDs. These costs include the structuring fee, if any, the projected profits, if any, that our affiliates expect to realize for

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assuming risks inherent in hedging our obligations under the CDs and the estimated cost of hedging our obligations under the CDs. See “JPMS’s Estimated Value of the CDs” in this term sheet.

•	JPMS’S ESTIMATED VALUE DOES NOT REPRESENT FUTURE VALUES OF THE CDs AND MAY DIFFER FROM OTHERS’ ESTIMATES —

See “JPMS’s Estimated Value of the CDs” in this term sheet.

•	JPMS’S ESTIMATED VALUE IS DERIVED BY REFERENCE TO AN INTERNAL FUNDING RATE —

The internal funding rate used in the determination of JPMS’s estimated value may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by us or our affiliates. Any difference may be based on, among other things, our view of the funding value of the CDs as well as the issuance, operational and ongoing liability management costs of the CDs. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the CDs. Our use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the CDs and any secondary market prices of the CDs. See “JPMS’s Estimated Value of the CDs” in this term sheet.

•	THE VALUE OF THE CDs AS PUBLISHED BY JPMS (AND WHICH MAY BE REFLECTED ON CUSTOMER ACCOUNT STATEMENTS) MAY BE HIGHER THAN JPMS’S THEN-CURRENT ESTIMATED VALUE OF THE CDs FOR A LIMITED TIME PERIOD —

We generally expect that some of the costs included in the original issue price of the CDs will be partially paid back to you in connection with any repurchases of your CDs by JPMS in an amount that will decline to zero over an initial predetermined period. See “Secondary Market Prices of the CDs” in this term sheet for additional information relating to this initial period. Accordingly, the estimated value of your CDs during this initial period may be lower than the value of the CDs as published by JPMS (and which may be shown on your customer account statements).

•	SECONDARY MARKET PRICES OF THE CDs WILL LIKELY BE LOWER THAN THE ORIGINAL ISSUE PRICE OF THE CDs —

Any secondary market prices of the CDs will likely be lower than the original issue price of the CDs because, among other things, secondary market prices take into account our internal secondary market funding rates for structured issuances and, also, because secondary market prices (a) exclude the structuring fee, if any, and (b) may exclude projected hedging profits, if any, and estimated hedging costs that are included in the original issue price of the CDs. As a result, the price, if any, at which JPMS will be willing to buy the CDs from you in secondary market transactions, if at all, is likely to be lower than the original issue price. Any sale by you prior to the Maturity Date could result in a substantial loss to you.

In addition, if JPMS or any other affiliate of ours purchases your CDs in the secondary market within six days after their initial issuance, you will be subject to early withdrawal penalties we are required to impose pursuant to Regulation D of the Federal Reserve Board. Under these circumstances, the repurchase price will be less than the original issue price of the CDs.

•	SECONDARY MARKET PRICES OF THE CDs WILL BE IMPACTED BY MANY ECONOMIC AND MARKET FACTORS —

The secondary market price of the CDs during their term will be impacted by a number of economic and market factors, which may either offset or magnify each other, aside from the structuring fee, if any, projected hedging profits, if any, estimated hedging costs and the level of the Index. Additionally, independent pricing vendors and/or third party broker-dealers may publish a price for the CDs, which may also be reflected on customer account statements. This price may be different (higher or lower) than the price of the CDs, if any, at which JPMS may be willing to purchase your CDs in the secondary market. See “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the CDs — Secondary market prices of the CDs will be impacted by many economic and market factors” in the accompanying disclosure statement.

TS-5 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

The Index

The Index consists of 50 component stocks of market sector leaders from within the Eurozone. The Index and STOXX are the intellectual property (including registered trademarks) of STOXX Limited, Zurich, Switzerland and/or its licensors (the “Licensors”), which are used under license. The CDs based on the Index are in no way sponsored, endorsed, sold or promoted by STOXX Limited and its Licensors and neither STOXX Limited nor any of its Licensors shall have any liability with respect thereto. For additional information about the Index, see “Equity Index Descriptions — The EURO STOXX 50® Index” in the accompanying underlying supplement.

Historical Information

The following graph sets forth the historical performance of the Index based on the weekly historical closing levels of the Index from January 4, 2019 through November 22, 2024. The closing level of the Index on November 25, 2024 was 4,799.87. We obtained the closing levels above and below from the Bloomberg Professional® service (“Bloomberg”), without independent verification.

The historical closing levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the closing level of the Index on the Pricing Date or the Observation Date. There can be no assurance that the performance of the Index will result in a payment at maturity in excess of your principal amount.

Treatment as Contingent Payment Debt Instruments

You should review carefully the section entitled “Material U.S. Federal Income Tax Consequences,” and in particular the subsection thereof entitled “— CDs with a Term of More than One Year,” in the accompanying disclosure statement. Unlike a traditional certificate of deposit that provides for periodic payments of interest at a single fixed rate, with respect to which a cash-method investor generally recognizes income only upon receipt of stated interest, the CDs will be treated for U.S. federal income tax purposes as “contingent payment debt instruments.” As discussed in that subsection, you generally will be required to accrue original issue discount ("OID") on your CDs in each taxable year at the “comparable yield,” as determined by us, although we will not make any payment with respect to the CDs until maturity. Upon sale or exchange (including at maturity), you will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted basis in the CD, which generally will equal the cost thereof, increased by the amount of OID you have accrued in respect of the CD. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations. The discussions herein and in the accompanying disclosure statement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b) of the Code. Purchasers who are not initial purchasers of CDs at their issue price should consult their tax advisers with respect to the tax consequences of an investment in CDs, including the treatment of the difference, if any, between the basis in their CDs and the CDs’ adjusted issue price.

Withholding under legislation commonly referred to as “FATCA” may apply to the payment on your CD at maturity, as well as to the gross proceeds of a sale or other disposition of a CD prior to maturity, although under regulations proposed in 2018 (the preamble to which specifies that taxpayers are permitted to rely on them pending finalization), no withholding will apply to payments of gross

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proceeds (other than any amount treated as interest). You should consult your tax adviser regarding the potential application of FATCA to the CDs.

Comparable Yield and Projected Payment Schedule

We will determine the comparable yield for the CDs and will provide that comparable yield and the related projected payment schedule (or information about how to obtain them) in the disclosure supplement for the CDs. The comparable yield for the CDs will be determined based upon a variety of factors, including actual market conditions and our borrowing costs for debt instruments of comparable maturities at the time of issuance. The comparable yield and projected payment schedule are determined solely to calculate the amount on which you will be taxed with respect to the CDs in each year and are neither a prediction nor a guarantee of what the actual yield will be.

JPMS’s Estimated Value of the CDs

JPMS’s estimated value of the CDs set forth on the cover of this term sheet is equal to the sum of the values of the following hypothetical components: (1) a fixed-income component with the same maturity as the CDs, valued using an internal funding rate, and (2) the derivative or derivatives underlying the economic terms of the CDs. JPMS’s estimated value does not represent a minimum price at which JPMS would be willing to buy your CDs in any secondary market (if any exists) at any time. The internal funding rate used in the determination of JPMS’s estimated value may differ from the market-implied funding rate for vanilla fixed income instruments of a similar maturity issued by us or our affiliates. Any difference may be based on, among other things, our view of the funding value of the CDs as well as the issuance, operational and ongoing liability management costs of the CDs. This internal funding rate is based on certain market inputs and assumptions, which may prove to be incorrect, and is intended to approximate the prevailing market replacement funding rate for the CDs. Our use of an internal funding rate and any potential changes to that rate may have an adverse effect on the terms of the CDs and any secondary market prices of the CDs. For additional information, see “Selected Risk Considerations — JPMS’s Estimated Value Is Derived by Reference to an Internal Funding Rate.”

The value of the derivative or derivatives underlying the economic terms of the CDs is derived from JPMS’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, JPMS’s estimated value of the CDs is determined when the terms of the CDs are set based on market conditions and other relevant factors and assumptions existing at that time.

JPMS’s estimated value of the CDs does not represent future values of the CDs and may differ from others’ estimates. Different pricing models and assumptions could provide valuations for the CDs that are greater than or less than JPMS’s estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the value of the CDs could change significantly based on, among other things, changes in market conditions, our creditworthiness, interest rate movements and other relevant factors, which may impact the price, if any, at which JPMS would be willing to buy CDs from you in secondary market transactions.

JPMS’s estimated value of the CDs will be lower than the original issue price of the CDs because costs associated with structuring and hedging the CDs are included in the original issue price of the CDs. These costs include the structuring fee, if any, paid to other affiliated or unaffiliated dealers, the projected profits, if any, that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the CDs and the estimated cost of hedging our obligations under the CDs. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. A portion of the profits, if any, realized in hedging our obligations under the CDs may be allowed to other affiliated or unaffiliated dealers, and we or one or more of our affiliates will retain any remaining hedging profits, if any. See “Selected Risk Considerations — JPMS’s Estimated Value of the CDs Will Be Lower Than the Original Issue Price (Price to Public) of the CDs” in this term sheet.

Secondary Market Prices of the CDs

For information about factors that will impact any secondary market prices of the CDs, see “Risk Factors — Risks Relating to the Estimated Value and Secondary Market Prices of the CDs — Secondary market prices of the CDs will be impacted by many economic and market factors” in the accompanying disclosure statement. In addition, we generally expect that some of the costs included in the original issue price of the CDs will be partially paid back to you in connection with any repurchases of your CDs by JPMS in an amount that will decline to zero over an initial predetermined period. These costs can include projected hedging profits, if any, and, in some circumstances, estimated hedging costs and our internal secondary market funding rates for structured issuances. This initial predetermined time period is intended to be the shorter of six months and one-half of the stated term of the CDs. The length of any such initial period reflects the structure of the CDs, whether our affiliates expect to earn a profit in connection with our hedging activities,

TS-7 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

the estimated costs of hedging the CDs and when these costs are incurred, as determined by JPMS. See “Selected Risk Considerations — The Value of the CDs as Published by JPMS (and Which May Be Reflected on Customer Account Statements) May Be Higher Than JPMS’s Then-Current Estimated Value of the CDs for a Limited Time Period.”

Supplemental Use of Proceeds

The CDs are offered to meet investor demand for products that reflect the risk-return profile and market exposure provided by the CDs. See “Hypothetical Payout Profile” and “How the CDs Work” in this term sheet for an illustration of the risk-return profile of the CDs and “The Index” in this term sheet for a description of the market exposure provided by the CDs.

The original issue price of the CDs is equal to JPMS’s estimated value of the CDs plus the structuring fee, if any, paid to other affiliated or unaffiliated dealers, plus (minus) the projected profits (losses) that our affiliates expect to realize for assuming risks inherent in hedging our obligations under the CDs, plus the estimated cost of hedging our obligations under the CDs.

We intend to use the net proceeds from the sale of the CDs for general corporate purposes and, in part, by us or by one or more of our affiliates in connection with hedging our obligations under the CDs.

Supplemental Plan of Distribution

All sales of the CDs will be made to certain fee-based advisory accounts for which an affiliated or unaffiliated broker-dealer is an investment adviser. These broker-dealers will forgo any commissions related to these sales. In addition, JPMS, may pay a structuring fee of $8.00 per $1,000 CD with respect to some or all of the CDs to other affiliated or unaffiliated dealers.

Supplemental Donation Information

JPMorgan Chase & Co., our parent company, and/or its affiliates (“J.P. Morgan”) have previously agreed to make an unconditional and irrevocable donation of $100,000 to Blue Star to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. See Annex A in this term sheet for more information about Blue Star. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donation will have a positive impact on strengthening the military community supported by Blue Star. This donation and the amount of this donation are not contingent on the sale of the CDs and will not impact the final terms of the CDs.

We or our affiliates expect to realize profits for assuming risks inherent in hedging our obligations under the CDs.  Some of these projected profits, if any, may be used to offset a portion of the donation.

The issuance of the CDs and the related use of proceeds described above are not intended to comply with the Social Bond Principles, June 2023 (the “Principles”).  The Principles are voluntary process guidelines published by the International Capital Markets Association for the issuance of social bonds developed by a committee of issuers, investors and other market participants. We cannot assure you that the donation to Blue Star meets your expectations concerning social investing, expectations for sustainable finance products or any criteria or guidelines with which you are required to comply.

Additional Terms Specific to the CDs

You may revoke your offer to purchase the CDs at any time prior to the time at which we accept such offer by notifying the applicable dealer. We reserve the right to change the terms of, or reject any offer to purchase, the CDs prior to their issuance. In the event of any changes to the terms of the CDs, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

You should read this term sheet together with the accompanying disclosure statement and the accompanying underlying supplement. This term sheet, together with the documents listed below, contains the terms of the CDs and supersedes all other prior or contemporaneous oral statements as well as any other written materials, including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours and, to the extent of any inconsistency, any certificate of deposit disclosure statement produced and furnished by any unaffiliated dealer. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying disclosure statement and “Risk Factors” in the accompanying underlying supplement, as the CDs involve risks not associated with conventional certificates of deposit. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the CDs.

TS-8 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

You may access these documents on our website:

•	Disclosure statement dated July 7, 2023: http://www.jpmorgan.com/content/dam/jpm/structured-products-documents/2023/omnibus-cd-disclosure-statement-070723.pdf
•	Underlying supplement no. CD-5-I dated August 3, 2012: http://www.jpmorgan.com/directdoc/JPM_Omnibus_Underlying_Supplement_8_3_12.pdf

You may access information related to the audited Consolidated Financial Statements of JPMorgan Chase Bank, N.A. as at December 31, 2023 and 2022 and for each of the three years in the period ended December 31, 2023 at the following URL:

•	http://jpmorganchaseco.gcs-web.com/static-files/423ded7f-aff2-403b-8f00-34860d63c2d1

As used in this term sheet, “we,” “us,” “our” and “JPMorgan Chase Bank” refer to JPMorgan Chase Bank, National Association.

TS-9 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index

Annex A

Blue Star Families, Inc.

J.P. Morgan has previously agreed to make an unconditional and irrevocable donation of $100,000 to Blue Star Families, Inc. (“Blue Star”) to support military families by connecting them with their neighbors — individuals and organizations — to create communities of support. There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donation will have a positive impact on strengthening the military community supported by Blue Star. This donation and the amount of this donation are not contingent on the sale of the CDs and will not impact the final terms of the CDs.

We have derived certain information about Blue Star set forth below including, without limitation, the families supported by Blue Star, the services offered by Blue Star and Blue Star’s mission from publicly available information, without independent verification.

Blue Star’s Mission

Blue Star states that it was created to empower military families to thrive as they serve. Blue Star states that it is committed to strengthening military families by connecting them with their neighbors — individuals and organizations — to create vibrant communities of mutual support that will help them overcome the isolation and alienation of frequent moves, deployments and reduced support from the government.

Blue Star’s Community Goals

Examples of Blue Star’s community goals that J.P. Morgan’s fixed donation is intended to support is described below:

Fight economic insecurity	Provide resources that foster spouse career development.
Create family strength	Provide family programming and peer support for caregivers.
Support organizations that help military-connected families	Provide grants to organizations that help military-connected families thrive in their communities.
Undertake research	Use research to provide insights and empirically-driven recommendations that raise the nation’s awareness of the unique challenges of military and veteran family life.

There is no assurance that Blue Star’s stated mission or community goals will be achieved or that J.P. Morgan’s donation will have a positive impact on strengthening the military community supported by Blue Star.

J.P. Morgan’s donation is not intended to comply with the Social Bond Principles, June 2023. This donation is not a Commercial Co-Venture with Blue Star.

TS-10 | Structured Investments Certificates of Deposit Linked to the EURO STOXX 50® Index